News Release

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2015 FIRST QUARTER FINANCIAL RESULTS THURSDAY, APRIL 30, 2015 AT 11:00 AM (ET)

April 1, 2015 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2015 first quarter financial results will be released prior to the market open on Thursday, April 30, 2015. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Thursday, April 30 at 11:00 AM (ET). Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president and chief investment officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on April 30, 2015.

To participate in the conference call, please dial toll free 888-587-0613 or toll 719-325-2122, passcode: 9337069, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through May 30, 2015 by dialing toll free 888-203-1112 or toll 719-457-0820, pass code 9337069. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

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Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Matt Cherry, VP, Investor Relations & Communications

(212) 417-7488; matthew.cherry@brookfield.com